NOWIGENCE INC.

418 Broadway, Albany, NY 12207

1-518-396-5853

June 26, 2019

Securities Exchange Commission

Re:	Request to Withdraw Acceleration Request of Nowigence, Inc., (the “Company”), dated June 25th, 2019 for the Offering Statement on Form 1-A

To whom it may concern:

On behalf of the Company, I have requested to qualify Nowigence, Inc with correspondence via Edgar on June 25, 2019 on July 9, 2019 4:00 p.m. ET, and we are formally requesting to withdraw such request.

Thank you for the Staff’s cooperation in connection with this matter.

Sincerely,

/s/ Anoop Bhatia

Anoop Bhatia

CEO